Exhibit 23.1
[Letterhead of Deloitte & Touche LLP]
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated March 31, 2006, relating to the consolidated financial statements and consolidated financial statement schedule of General Growth Properties, Inc. and subsidiaries and management’s report on the effectiveness of internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of General Growth Properties, Inc. and subsidiaries’ internal control over financial reporting because of material weaknesses), appearing in the Annual Report on Form 10-K of General Growth Properties, Inc. and subsidiaries for the year ended December 31, 2005, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.
/s/ Deloitte & Touche LLP
Chicago, Illinois
December 14, 2006